River Capital Group, Inc.
7 Reid Street, Suite 312
Hamilton Bermuda, HM11
Fax : (441) 296-1214

December 21, 2007

To:

Securities Exchange Commission
Division of Investment Management
100 F Street N.E., Stop 3561
Washington, D.C. 20549
Tel: (202) 551-6989

Re:          River Capital Group, Inc.
Preliminary Information Statement Filed on Schedule 14C
File No. 0-29463

Dear Ms. Anne Nguyen Parker,

Here follows our response to your letter dated December 13, 2007.

Schedule 14C

Unaudited Pro Forma Condensed Consolidated Financial Information, page 28

1.
We note your pro forma balance sheet includes adjustments to assume the transactions involving (1) the original securities purchase agreement between Longview and Sonterra, (2) the amended and restated securities agreement between Longview and Sonterra, and (3) the acquisition of Certain Acquired Oil and Gas Properties by Sonterra occurred on September 30, 2007.  Regulation S-X, Rule 11-02(c)(1) states a pro forma balance sheet should not be filed if the transaction has already occurred in the period required to be presented.  Therefore, the adjustments related to these transactions (specifically Note A, (1) and (2) and Note B, (6) through (9)) should be removed from the pro forma balance sheet.  However, as the acquisition of Sonterra by River Capital Group has not occurred, a pro forma balance sheet as of September 30, 2007 is required to be presented with all related pro forma adjustments to reflect this transaction as if it occurred on September 30, 2007.  Please revise pro forma balance sheet and your disclosures beginning on page 28 and throughout the related footnotes to clearly explain which transactions are already reflected in the balance sheets of River Capital Group and Sonterra and which transactions are reflected on a pro forma basis.

As discussed via telephone with and concurred with by Ms. Buskirk on December 18, 2007, we believe it is appropriate that the pro forma adjustments described at Note A, (1) and (2) remain in the pro forma statements.  These two entries adjust the number of shares outstanding for the earnings per share disclosures on the pro forma statements of operations.  With respect to the pro forma adjustments described at Note B, (6) through (9), which appeared on the pro forma balance sheet as of September 30, 2007, we agree that these adjustments were presented in error and they have been removed from the presentation in this filing.  Accordingly, the descriptions of the pro forma financial statements presented on page 28 and throughout the notes to the pro forma financial statements have been modified to accurately describe the pro forma adjustments and assumptions presented in the statements.

Sonterra Resources, Inc.

Note B – Acquisition of Oil and Gas Properties, page F-26

2.
As the September 30, 2007 financial statements include the acquisition of Certain Acquired Oil and Gas Properties accounted for in accordance with SFAS 141, please revise your footnote to provide the disclosures required by paragraphs 51 through 53, as applicable.

Note B regarding the acquisition of oil and gas properties of the Sonterra Resources, Inc. financial statements has been expanded to disclose information about the acquisition transactions as required by SFAS 141, paragraphs 51 through 53, as applicable.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Howard Taylor
Howard Taylor, CEO